FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 18, 2008

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number: 333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

18| June | 2008

Press Release

MTS announces subscriber growth numbers for May 2008

Moscow, Russian Federation – Mobile TeleSystems OJSC (“MTS” – NYSE: MBT), the largest mobile phone operator in Russia and the CIS, announces that its consolidated subscriber base reached 86.30 million users on May 31, 2008.

During May 2008, MTS’ consolidated subscriber base increased by 0.62 million subscribers.

	May 31,	Apr 30,	Growth		May 31,	Growth
Subscribers (mln)	2008	2008	Subs	%	2007	Subs	%
Total consolidated subscribers, end of period	86.30	85.68	0.62	0.7%	74.64	11.66	15.6%
Russia	60.86	60.45	0.41	0.7%	52.15	8.71	16.7%
Moscow and the Moscow region	14.03	13.97	0.06	0.4%	11.76	2.27	19.3%
St. Petersburg and the Leningrad region	2.9120	2.9116	0.0004	0.02%	2.60	0.31	12.0%
Rest of Russia	43.91	43.57	0.34	0.8%	37.79	6.12	16.2%
Ukraine	19.37	19.46	-0.09	-0.4%	20.42	-1.05	-5.1%
Uzbekistan	4.10	3.84	0.26	6.8%	1.85	2.25	121.4%
Turkmenistan	0.52	0.50	0.02	4.0%	0.22	0.30	136.2%
Armenia	1.46	1.44	0.02	1.3%	—	—	—
MTS Belarus(1)	3.99	3.96	0.03	0.8%	3.41	0.58	17.1%

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For further information, please contact:

Mobile TeleSystems, Moscow

Investor Relations

Tel: +7 495 223 2025

E-mail: ir@mts.ru

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 86.30 million subscribers. The regions of Russia, as well as Armenia, Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www1.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date

(1) MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated.

hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

	By:	/s/ Mikhail Shamolin
Name: Mikhail Shamolin
Title: CEO

Date: June 18, 2008